SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MarketAxess Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.003 per share
(Title of Class of Securities)

57060D 10 8
(CUSIP Number)

November 4, 2004
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 57060D 10 8	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,352,793
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,352,793
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,793
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON* BK, HC

Item 1(a). Name of Issuer:

MarketAxess Holdings Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

140 Broadway, 42nd Floor, New York, New York 10005.

Item 2(a). Name of Person Filing:

Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

Item 2(b). Address of Principal Business Office or, if None, Residence:

Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland

Item 2(c). Citizenship:

Switzerland

Item 2(d). Title of Class of Securities:

This statement relates to the Company’s Common Stock, par value $0.03 per share (the “Shares”).

Item 2(e). CUSIP Number:

57060D 10 8

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See response to Item 9 on page 2.

(b)	Percent of class:

See response to Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See response to Item 5 on page 2.

(ii)	Shared power to vote or to direct the vote: See response to Item 6 on page 2.

(iii)	Sole power to dispose or to direct the disposition of: See response to Item 7 on page 2.

(iv)	Shared power to dispose or to direct the disposition of: See response to Item 8 on page 2.

Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Schedule I.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

CREDIT SUISSE FIRST BOSTON, on behalf
of the Credit Suisse First Boston business unit

/s/ Louise Guarneri

(Signature)

(Louise Guarneri, Director)

SCHEDULE I

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”).

     The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s and CSFBI’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own securities to which this Statement relates and such securities are not reported in this Statement. CSG disclaims beneficial ownership of securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of all securities beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit. The Reporting Person disclaims beneficial ownership of all securities reported herein, except to the extent of its pecuniary interest in such securities.

     CSFB-USA is the sole member of Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company and a registered broker-dealer. Credit Suisse First Boston Next Fund, Inc. (“CSFBNF, Inc.”) is a Delaware corporation which holds a portfolio of strategic e-commerce investments. CSFBNF, Inc. is a wholly-owned subsidiary of CSFBI. Credit Suisse First Boston Venture Fund I, L.P. (“CSFBVF I, L.P.”), a Delaware limited partnership, is an investment entity formed for the purpose of investing in private companies and funds in the technology sector. Its sole limited partner, Merchant Holding Inc., is indirectly wholly-owned by the Bank. Credit Suisse First Boston Technology Group Fund II, L.P. (“CSFBTGF II, L.P.”), a Delaware limited partnership, is an investment entity comprised of current and former employees of the Bank formed to invest on a side-by-side basis with CSFBVF I, L.P. Its general partner, Merchant Holding Inc., is indirectly wholly-owned by the Bank.

     The address of the principal business office of CSFB LLC and CSFBNF, Inc. is Eleven Madison Avenue, New York, New York 10010. The address of the principal business office of CSFBVF I, L.P. and CSFBTGF II, L.P. is 2400 Hanover Street, Palo Alto, California 94304.